SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

TESSERA TECHNOLOGIES, INC.

(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

WITH AN EXERCISE PRICE OF AT LEAST $26.08 PER SHARE

(TITLE OF CLASS OF SECURITIES)

88164L100

(CUSIP NUMBER OF CLASS OF SECURITIES)

BERNARD J. CASSIDY

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY

3025 ORCHARD PARKWAY

SAN JOSE, CALIFORNIA 95134

(408) 321-6000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

ROBERT A. KOENIG, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
$18,460,139	$1,030.08

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,414,570 shares of common stock of Tessera Technologies, Inc. having an aggregate value of $18,460,139 as of June 1, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,030.08
Form or Registration No.:	005-79365
Filing Party:	Tessera Technologies, Inc.
Date Filed:	June 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 2, 2009, relating to an offer (the “Offer”) by Tessera Technologies, Inc. (the “Company”) to certain of its employees to exchange certain options to purchase shares of the Company’s common stock, par value $0.001 per share, having an exercise price of at least $26.08 per share, outstanding under the Fourth Amended and Restated 2003 Equity Incentive Plan (the “2003 Plan”) and held by eligible participants for replacement options to purchase a lesser number of shares of our common stock to be granted under the 2003 Plan (the “Option Exchange”).

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer, including all withdrawal rights, expired at 5:00 p.m. U.S. Pacific Time on July 1, 2009. A total of 183 eligible option holders participated in the Offer. Pursuant to the Offer, the Company has accepted for exchange eligible options to purchase an aggregate of 1,137,642 shares of the Company’s common stock granted under the 2003 Plan, representing 67.2% of the total shares of common stock underlying options eligible for exchange in the Offer. The Company granted, under the 2003 Plan, replacement options to purchase an aggregate of 926,548 shares of common stock on July 1, 2009 in exchange for the eligible options tendered and accepted pursuant to the Offer. The exercise price per share of each replacement option granted in the Option Exchange is $25.78, the closing price of the Company’s common stock as reported by The Nasdaq Global Select Market on July 1, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TESSERA TECHNOLOGIES, INC.

Date: July 2, 2009	By:	/s/ Bernard J. Cassidy
	Name:	Bernard J. Cassidy
	Title:	Senior Vice President, General Counsel and Secretary